EXHIBIT 12

KENTUCKY POWER COMPANY
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	1999	2000	2001	2002	2003	3/31/04
Fixed Charges:
Interest on First Mortgage Bonds	$12,712	$9,503	$6,178	$2,206	$--	$--
Interest on Other Long-term Debt	13,525	16,367	18,300	23,429	26,467	26,605
Interest on Short-term Debt	2,552	3,295	2,329	1,751	1,104	919
Miscellaneous Interest Charges	869	2,523	1,059	1,084	1,772	1,823
Estimated Interest Element in Lease Rentals	1,200	1,700	1,200	1,000	600	600

Total Fixed Charges	$30,858	$33,388	$29,066	$29,470	$29,943	$29,947

Earnings:
Net Income Before Cumulative Effect
of Accounting Change	$25,430	$20,763	$21,565	$20,567	$33,464	$33,933
Plus Federal Income Taxes	12,993	17,884	9,553	9,235	9,764	9,256
Plus State Income Taxes	2,784	2,457	489	1,627	(89)	371
Plus Fixed Charges (as above)	30,858	33,388	29,066	29,470	29,943	29,947

Total Earnings	$72,065	$74,492	$60,673	$60,899	$73,082	$73,507

Ratio of Earnings to Fixed Charges	2.33	2.23	2.08	2.06	2.44	2.45